UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x      Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

September 16, 2009
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll
Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex Announces the Successful Closing of Two-Year Syndicated Loan

Panama City, Republic of Panama, September 16, 2009 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”, or “the Bank”, NYSE: BLX) announced today the successful closing of a US$100 million two-year syndicated loan  structured and placed through Mizuho Corporate Bank, Ltd. (“Mizuho”) and China Development Bank Corporation (“CDB”) within the Asian financial markets.

Mr. Gregory Testerman, Senior Managing Director for Treasury & Capital Markets for Bladex stated, “This transaction is the first syndication placed in Asia by a Latin American financial institution, without mitigating the credit risk through the use of guarantees of any sort. The loan enhances the diversification of Bladex’s financing sources, while further developing the Bank’s presence in the Asian markets. Proceeds from this financing will be used to promote foreign trade, as well as the economic development of Latin America, once again demonstrating Bladex’s commitment to the Region.  The knowledge, coverage, and experience of Mizuho and CDB in the Asian financial markets was of vital importance to the success of this transaction, which was closed under unique conditions in the global capital markets. Bladex is very satisfied with the result.”

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries (“the Region”), to support trade finance in the Region. Established in Panama, its shareholders include central and commercial banks in 23 countries in the Region, as well as international and Latin American banks, and private investors.

Through June 30, 2009, Bladex had disbursed accumulated credits of approximately $160 billion.

For more information, please access our website at www.bladex.com or contact:

i-advize Corporate Communications, Inc.,
Melanie Carpenter/Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690,
E-mail address: bladex@i-advize.com